SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

October 29, 2004

GRUPO ELEKTRA, S.A. de C.V.

(Exact name of registrant as specified in its charter)

Edificio Parque Cuicuilco (Esmeralda)
Insurgentes Sur No. 3579
Col. Tlalpan
14000 Mexico, D.F., Mexico
(Address of principal executive offices)

1-13200
(Commission File Number)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F [X]	Form 40-F [ ]

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes [ ]	No [X]

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .]

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

GRUPO ELEKTRA, S.A de C.V. (Registrant)

By:	/s/ Rodrigo Pliego Abraham

Rodrigo Pliego Abraham Chief Financial Officer

Dated: October 29, 2004.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2004

CONSOLIDATED BALANCE SHEETS
AT AND AS OF SEPTEMBER 30, 2004 AND 2003
(Thousands of Mexican Pesos of September 30, 2004 purchasing power)

REF		3rd QUARTER 2004		3rd QUARTER 2003
S	CONCEPTS	Amount	%	Amount	%
1	TOTAL ASSETS	32,482,570	100%	21,083,998	100%
2	CURRENT ASSETS	24,854,236	77%	13,937,960	66%
3	CASH AND SHORT-TERM INVESTMENTS	11,617,874	36%	5,474,570	26%
4	ACCOUNTS RECEIVABLE (NET)	9,145,667	28%	5,031,260	24%
5	OTHER ACCOUNTS RECEIVABLE	991,799	3%	836,165	4%
6	INVENTORIES	3,098,896	10%	2,595,965	12%
7	OTHER CURRENT ASSETS		0%		0%
8	LONG-TERM ASSETS	951,247	3%	1,163,027	6%
9	ACCOUNTS RECEIVABLE (NET)
10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	951,247	3%	1,163,027	6%
11	OTHER
12	PROPERT, PLANT AND EQUIPMENT	4,695,742	14%	3,971,538	19%
13	PROPERTIES	3,225,380	10%	3,341,259	16%
14	MACHINERY AND INDUSTRIAL EQUIPMENT	351,782	1%	329,061	2%
15	OTHER EQUIPMENT	4,944,117	15%	3,919,981	19%
16	ACCUMULATED DEPRECIATION	(3,825,537)	-12%	(3,618,763)	-17%
17	CONSTRUCTION IN PROGRESS		0%		0%
18	DEFERRED ASSETS (NET)	1,300,522	4%	1,352,238	6%
19	OTHER ASSETS	680,823	2%	659,235	3%
20	TOTAL LIABILITIES	25,064,507	100%	14,874,593	100%
21	CURRENT LIABILITIES	19,785,765	79%	10,380,702	70%
22	SUPPLIERS	2,958,734	12%	2,231,186	15%
23	BANK DEBT		0%	438,165	3%
24	STOCK MARKET LOANS	1,141,814	5%	631,199	4%
25	PAYABLE TAXES	45,366	0%	29,728	0%
26	OTHER CURRENT LIABILITIES	15,639,851	62%	7,050,424	47%
27	LONG-TERM LIABILITIES	4,265,498	17%	3,199,251	22%
28	BANK DEBT	1,665,498	7%		0%
29	STOCK MARKET LOANS	2,600,000	10%	3,187,280	21%
30	OTHER DEBT		0%	11,971	0%
31	DEFERRED CREDITS	924,286	4%	1,221,426	8%
32	OTHER LIABILITIES	88,958	0%	73,214	0%
33	CONSOLIDATED STOCKHOLDERS ´EQUITY	7,418,063	100%	6,209,405	100%
34	MINORITY STOCKHOLDERS	44,287	1%	68,719	1%
35	MAJORITY STOCKHOLDERS	7,373,776	99%	6,140,686	99%
36	CONTRIBUTED CAPITAL	2,162,659	29%	1,880,999	30%
38	CAPITAL STOCK (NOMINAL)	541,562	7%	552,221	9%
38	CAPITAL STOCK (RESTATEMENT)	163,035	2%	152,171	2%
39	PAID-IN CAPITAL	1,458,062	20%	1,176,607	19%
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES
41	GAINED CAPITAL	5,211,117	70%	4,259,687	69%
42	RETAINED EARNINGS AND CAPITAL RESERVES	7,996,886	108%	7,111,033	115%
43	RESERVE FOR REPURCHASE OF SHARES	212,886	3%	609,084	10%
44	GAIN (LOSS) FROM HOLDING NONMONETARY ASSETS	(4,223,196)	-57%	(4,220,888)	-68%
45	NET INCOME FOR THE PERIOD	1,224,541	17%	760,458	12%

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2004

CONSOLIDATED BALANCE SHEETS
MAIN CONCEPTS BREAKDOWN
(Thousands of Mexican Pesos of September 30, 2004 purchasing power)

REF		3rd QUARTER 2004		3rd QUARTER 2003
S	CONCEPTS	Amount	%	Amount	%
3	CASH AND SHORT-TERM INVESTMENTS	11,617,874	100%	5,474,570	100%
46	CASH	796,960	7%	525,850	10%
47	SHORT-TERM INVESTMENTS	10,820,914	93%	4,948,720	90%
18	DEFERRED ASSETS (NET)	1,300,522	100%	1,352,238	100%
48	CAPITALIZED EXPENSES		0%		0%
49	GOODWILL	1,300,522	100%	1,352,238	100%
50	DEFERRED TAXES		0%		0%
51	OTHER		0%		0%
21	CURRENT LIABILITIES	19,785,765	100%	10,380,702	100%
52	DENOMINATED IN FOREING CURRENCY	220,009	1%	404,897	4%
53	DENOMINATED IN MEXICAN PESOS	19,565,756	99%	9,975,805	96%
24	STOCK MARKET LOANS	1,141,814	100%	631,199	100%
54	COMMERCIAL PAPER	1,010,150	0%	631,199	0%
55	MEDIUM-TERM NOTES		0%		0%
56	CURRENT PORTION OF LONG-TERM DEBT	131,664	0%		0%
26	OTHER CURRENT LIABILITIES	15,639,851	100%	7,050,424	100%
57	INTEREST BEARING CURRENT LIABILITIES	15,211,633	97%	6,172,350	88%
58	NON-INTEREST BEARING CURRENT LIABILITIES	428,218	3%	878,074	12%
27	LONG-TERM LIABILITIES	4,265,498	100%	3,199,251	100%
59	DENOMINATED IN FOREING CURRENCY		0%	3,199,251	100%
60	DENOMINATED IN MEXICAN PESOS	4,265,498	100%		0%
29	STOCK MARKET LOANS	2,600,000	100%	3,187,280	100%
61	BONDS	2,600,000	100%	3,187,280	0%
62	MEDIUM-TERM NOTES		0%		0%
30	OTHER DEBT	—	#DIV/0!	11,971	100%
63	INTEREST BEARING CURRENT LIABILITIES		#DIV/0!	11,971	100%
64	NON-INTEREST BEARING CURRENT LIABILITIES		#DIV/0!		0%
31	DEFERRED CREDITS	924,286	100%	1,221,426	100%
65	NEGATIVE GOODWILL		0%	2,280	0%
66	DEFERRED TAXES	542,994	59%	813,493	67%
67	OTHER	381,292	41%	405,653	33%
32	OTHER LIABILITIES	88,958	100%	73,214	100%
68	RESERVES	84,295	95%	58,966	81%
69	OTHER	4,663	5%	14,248	19%
44	GAIN (LOSS) FROM HOLDING NONMONETARY ASSETS	(4,223,196)	100%	(4,220,888)	100%
70	MONETARY POSITION ACCUMULATED EFFECT		0%		0%
71	GAIN (LOSS) FROM HOLDING NONMONETARY ASSETS	(4,223,196)	100%	(4,220,888)	100%

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2004

CONSOLIDATED FINANCIAL STATEMENTS
OTHER INFORMATION
(Thousands of Mexican Pesos of September 30, 2004 purchasing power)

REF		3rd QUARTER 2004	3rd QUARTER 2003
S	CONCEPTS	Amount	Amount
72	WORKING CAPITAL	5,068,471	3,557,258
73	PENSION FUND AND SENIORITY PREMIUM RESERVE	84,295	58,966
74	EXECUTIVES (*)	149	109
75	EMPLOYEES (*)	25,760	20,111
76	WORKERS (*)	—	—
77	OUTSTANDING SHARES (*)	234,971,240	239,596,245
78	REPURCHASED SHARES (*)	10,199,240	5,486,940

(*)	THESE CONCEPTS ARE EXPRESSED IN UNITS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2004

CONSOLIDATED INCOME STATEMENT
FROM JANUARY 1st TO SEPTEMBER 30, 2004 AND 2003
(Thousands of Mexican Pesos of September 30, 2004 purchasing power)

REF		3rd QUARTER 2004		3rd QUARTER 2003
R	CONCEPTS	Amount	%	Amount	%
1	NET SALES	17,970,242	100%	15,074,824	100%
2	COST OF GOODS SOLD	10,011,902	56%	8,553,842	57%
3	GROSS PROFIT	7,958,340	44%	6,520,982	43%
4	OPERATING EXPENSES	5,970,751	33%	4,837,784	32%
5	OPERATING INCOME	1,987,589	11%	1,683,198	11%
6	COMPREHENSIVE FINANCING RESULT	487,257	3%	686,098	5%
7	INCOME AFTER COMPREHENSIVE FINANCING RESULT	1,500,332	8%	997,100	7%
8	OTHER FINANCIAL OPERATIONS
9	PRE-TAX INCOME	1,500,332	8%	997,100	7%
10	RESERVE FOR TAXES AND EMPLOYEES ´STATUTORY PROFIT SHARING	293,272	2%	231,980	2%
11	INCOME BEFORE EQUITY IN INCOME OF NON- CONSOLIDATED SUBSIDIARIES AND AFFILIATES	1,207,060	7%	765,120	5%
12	EQUITY IN INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	17,197	0%	(3,043)	0%
13	INCOME FROM CONTINUING OPERATIONS	1,224,257	7%	762,077	5%
14	DISCONTINUED OPERATIONS				0%
15	INCOME BEFORE EXTRAORDINARY ITEMS	1,224,257	7%	762,077	5%
16	EXTRAORDINARY ITEMS — NET
17	NET EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES
18	NET CONSOLIDATED INCOME	1,224,257	7%	762,077	5%
19	INCOME OF MINORITY STOCKHOLDERS	(284)	0%	1,619	0%
20	INCOME OF MAJORITY STOCKHOLDERS	1,224,541	7%	760,458	5%

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2004

CONSOLIDATED INCOME STATEMENT
MAIN CONCEPTS BREAKDOWN
(Thousands of Mexican Pesos of September 30, 2004 purchasing power)

REF		3rd QUARTER 2004		3rd QUARTER 2003
R	CONCEPTS	Amount	%	Amount	%
1	NET SALES	17,970,242	100%	15,074,824	100%
21	DOMESTIC	16,494,489	92%	14,005,968	93%
22	FOREIGN	1,475,753	8%	1,068,856	7%
23	FOREGIN SALES EXPRESSES IN U.S. DOLLARS (***)	129,680		92,221
6	COMPREHENSIVE FINANCING RESULT	487,257	100%	686,098	100%
24	INTEREST EXPENSE	645,153	132%	610,994	89%
25	EXCHANGE LOSS		0%	239,216	35%
26	INTEREST INCOME	(86,037)	-18%	(110,841)	-16%
27	EXCHANGE GAIN	(40,711)	-8%		0%
28	GAIN ON NET MONETARY POSITION	(31,148)	-6%	(53,271)	-8%
8	OTHER FINANCIAL OPERATIONS	—		—
29	OTHER EXPENSES (INCOME) — NET
30	(PROFIT) LOSS ON SALE OF SHARES
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS
10	RESERVE FOR TAXES AND EMPLOYEES ´STATUTORY	293,272	100%	231,980	100%
	PROFIT SHARING
32	INCOME TAX	233,781	80%	87,812	38%
33	DEFERRED INCOME TAX	59,491	20%	144,168	62%
34	EMPLOYESS ´STATUTORY PROFIT SHARING		0%		0%
35	DEFERRED EMPLOYESS ´STATUTORY PROFIT SHARING		0%		0%

(***)	THOUSANDS OF U.S. DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2004

CONSOLIDATED INCOME STATEMENT
OTHER INFORMATION
(Thousands of Mexican Pesos of September 30, 2004 purchasing power)

REF		3rd QUARTER 2004	3rd QUARTER 2003
R	CONCEPTS	Amount	Amount
36	TOTAL SALES	17,970,242	15,074,824
37	NET INCOME FOR THE PERIOD (**)	708,427	258,271
38	NET SALES (**)	24,362,762	20,358,015
39	OPERATING INCOME (**)	2,835,766	2,460,319
40	INCOME OF MAJORITY STOCKHOLDERS (**)	1,644,991	1,157,436
41	CONSOLIDATED NET INCOME (**)	1,645,931	1,141,321

(***)	LAST TWELVE MONTHS INFORMATION

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2004

QUARTERLY CONSOLIDATED INCOME STATEMENT
FROM JULY 1st TO SEPTEMBER 30, 2004 AND 2003
(Thousands of Mexican Pesos of September 30, 2004 purchasing power)

REF		3rd QUARTER 2004		3rd QUARTER 2003
R	CONCEPTS	Amount	%	Amount	%
1	NET SALES	6,083,638	100%	4,977,817	100%
2	COST OF GOODS SOLD	3,345,956	55%	2,735,207	55%
3	GROSS PROFIT	2,737,682	45%	2,242,610	45%
4	OPERATING EXPENSES	2,071,783	34%	1,668,892	34%
5	OPERATING INCOME	665,899	11%	573,718	12%
6	COMPREHENSIVE FINANCING RESULT	107,537	2%	153,410	3%
7	INCOME AFTER COMPREHENSIVE FINANCING RESULT	558,362	9%	420,308	8%
8	OTHER FINANCIAL OPERATIONS
9	PRE-TAX INCOME	558,362	9%	420,308	8%
10	RESERVE FOR TAXES AND EMPLOYEES ´STATUTORY PROFIT SHARING	105,112	2%	85,162	2%
11	INCOME BEFORE EQUITY IN INCOME OF NON- CONSOLIDATED SUBSIDIARIES AND AFFILIATES	453,250	7%	335,146	7%
12	EQUITY IN INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	17,815	0%	(17,957)	0%
13	INCOME FROM CONTINUING OPERATIONS	471,065	8%	317,189	6%
14	DISCONTINUED OPERATIONS				0%
15	INCOME BEFORE EXTRAORDINARY ITEMS	471,065	8%	317,189	6%
16	EXTRAORDINARY ITEMS — NET
17	NET EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES
18	NET CONSOLIDATED INCOME	471,065	8%	317,189	6%
19	INCOME OF MINORITY STOCKHOLDERS	124	0%	29	0%
20	INCOME OF MAJORITY STOCKHOLDERS	470,941	8%	317,160	6%

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2004

QUARTERLY CONSOLIDATED INCOME STATEMENT
MAIN CONCEPTS BREAKDOWN
(Thousands of Mexican Pesos of September 30, 2004 purchasing power)

REF		3rd QUARTER 2004		3rd QUARTER 2003
R	CONCEPTS	Amount	%	Amount	%
1	NET SALES	6,083,638	100%	4,977,817	100%
21	DOMESTIC	5,524,339	91%	4,573,046	92%
22	FOREIGN	559,299	9%	404,771	8%
23	FOREGIN SALES EXPRESSES IN U.S. DOLLARS (***)	51,468		32,643
6	COMPREHENSIVE FINANCING RESULT	107,537	100%	153,410	22%
24	INTEREST EXPENSE	160,157	149%	164,325	107%
25	EXCHANGE LOSS		0%	67,978	44%
26	INTEREST INCOME	(34,245)	-32%	(63,992)	-42%
27	EXCHANGE GAIN	(10,025)	-9%		0%
28	GAIN ON NET MONETARY POSITION	(8,350)	-8%	(14,901)	-10%
8	OTHER FINANCIAL OPERATIONS	—		—
29	OTHER EXPENSES (INCOME) — NET
30	(PROFIT) LOSS ON SALE OF SHARES
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS
10	RESERVE FOR TAXES AND EMPLOYEES ´STATUTORY	105,112	100%	85,162	100%
	PROFIT SHARING
32	INCOME TAX	97,631	93%	28,569	34%
33	DEFERRED INCOME TAX	7,481	7%	56,593	66%
34	EMPLOYESS ´STATUTORY PROFIT SHARING		0%		0%
35	DEFERRED EMPLOYESS ´STATUTORY PROFIT SHARING		0%		0%

(***)	THOUSANDS OF U.S. DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2004

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY 1st TO SEPTEMBER 30, 2004 AND 2003
(Thousands of Mexican Pesos of September 30, 2004 purchasing power)

REF		3rd QUARTER 2004	3rd QUARTER 2003
C	CONCEPTS	Amount	Amount
1	CONSOLIDATED NET INCOME	1,224,257	762,077
2	+ ( — ) ITEMS CHARGED (CREDITED) TO INCOME NOT AFFECTING RESOURCES	1,300,775	1,141,944
3	CASH FLOW FROM NET INCOME OF THE YEAR	2,525,032	1,904,021
4	CASH FLOW FROM CHANGES IN WORKING CAPITAL	2,006,928	2,343,527
5	CASH GENERATED BY (USED ON) OPERATING ACTIVITIES	4,531,960	4,247,548
6	CASH FLOW FROM EXTERNAL FINANCING	1,146,863	(1,302,400)
7	CASH FLOW FROM INTERNAL FINANCING	(79,673)	(154,012)
8	CASH GENERATED BY (USED ON) FINANCING ACTIVITIES	1,067,190	(1,456,412)
9	CASH GENERATED BY (USED ON) INVESTING ACTIVITIES	(1,398,553)	(1,203,606)
10	NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	4,200,597	1,587,530
11	CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	7,417,277	3,887,040
12	CASH AND CASH EQUIVALENTS AT END OF PERIOD	11,617,874	5,474,570

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2004

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY 1st TO SEPTEMBER 30, 2004 AND 2003
(Thousands of Mexican Pesos of September 30, 2004 purchasing power)

REF		3rd QUARTER 2004	3rd QUARTER 2003
C	CONCEPTS	Amount	Amount
2	+ ( — ) ITEMS CHARGED (CREDITED) TO INCOME NOT AFFECTING RESOURCES	1,300,775	1,141,944
13	DEPRECIATION AND AMORTIZATION OF THE PERIOD	807,498	805,773
14	INCREASE (DECREASE) IN IN PENSION FUND AND SENIORITY PREMIUM RESERVE	5,510	(1,619)
15	EXCHANGE (GAIN) LOSSES
16	NET INCOME (EXPENSE) FROM RESTATEMENT OF ASSETS AND LIABILITIES
17	OTHER ITEMS	(65,118)	217,956
17	OTHER ITEMS THAT DOESN ´T HAVE TO DO WITH EBITDA	552,885	119,834
4	CASH FLOW FROM CHANGES IN WORKING CAPITAL	2,006,928	2,343,527
18	(INCREASE) DECREASE IN ACCOUNTS RECEIVABLE	(4,039,022)	(2,248,836)
19	(INCREASE) DECREASE IN INVENTORIES	547,492	383,267
20	(INCREASE) DECREASE IN LONG-TERM ACCOUNTS RECEIVABLE AND OTHER ASSETS	358,486	450,147
21	INCREASE (DECREASE) IN SUPPLIERS	(244,876)	(767,598)
22	INCREASE (DECREASE) IN OTHER LIABILITIES	5,384,848	4,526,547
6	CASH FLOW FROM EXTERNAL FINANCING	1,146,863	(1,302,400)
23	SHORT-TERM BANK DEBT AND STOCK MARKET LOANS	388,809	(280,937)
24	LONG-TERM BANK DEBT AND STOCK MARKET LOANS	1,065,939	(1,107,152)
25	DIVIDENDS RECEIVED
26	OTHER FINANCING	87,523	150,654
27	( — ) BANK DEBT AMORTIZATION
28	( — ) STOCK MARKET LOANS AMORTIZATION
29	( — ) OTHER FINANCING	(395,408)	(64,965)
7	CASH FLOW FROM INTERNAL FINANCING	(79,673)	(154,012)
30	INCREASE (DECREASE) IN CAPITAL STOCK	145	86
31	PAID DIVIDENDS	(250,106)	(194,670)
32	PAID-IN CAPITAL	170,288	40,572
33	CONTRIBUTIONS FOR FUTURE CAPITAL STOCK INCREASES
9	CASH GENERATED BY (USED ON) INVESTING ACTIVITIES	(1,398,553)	(1,203,606)
34	(INCREASE) DECREASE IN PERMANENT INVESTMENTS	(101,133)	(455,742)
35	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(1,297,420)	(747,864)
36	INCREASE IN CONSTRUCTION IN PROGRESS
37	SALE OF PERMANENT INVESTMENTS
38	SALE OF FIXED ASSETS
39	OTHER ITEMS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2004

FINANCIAL RATIOS
CONSOLIDATED FINANCIAL STATEMENTS

REF
P	CONCEPTS	3rd QUARTER 2004		3rd QUARTER 2003
	YIELD
1	NET INCOME TO NET SALES	6.81%		5.06%
2	NET INCOME TO STOCKHOLDERS ´EQUITY (**)	22.31%		18.85%
3	NET INCOME TO TOTAL ASSETS (**)	5.07%		5.41%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	21.89%		234.40%
5	INCOME DUE TO GAIN ON NET MONETARY POSITION	2.54%		6.99%
	ACTIVITY
6	NET SALES TO TOTAL ASSETS (**)	0.75	times	0.97	times
7	NET SALES TO FIXED ASSETS (**)	5.19	times	5.13	times
8	INVENTORY TURNAROUND (**)	3.93	times	4.13	times
9	RECEIVABLES TURNAROUND	120	days	78	days
10	INTEREST EXPENSE TO TOTAL INTEREST BEARING LIABILITIES (**)	6.68%		11.73%
	LEVERAGE
11	TOTAL LIABILITIES TO TOTAL ASSETS	77.16%		70.55%
12	TOTAL LIABILITIES TO STOCKHOLDERS ´EQUITY	3.38	times	2.40	times
13	FOREIGN CURRENCY LIABILITIES TO FIXED ASSETS	0.88%		24.23%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	90.84%		80.55%
15	OPERATING INCOME TO INTEREST EXPENSE	3.08	times	2.75	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.97	times	1.37	times
	LIQUIDITY
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.26	times	1.34	times
18	CURRENT ASSETS LESS INVENTORIES TO CURRENT LIABILITIES	1.10	times	1.09	times
19	CURRENT ASSETS TO TOTAL LIABILITIES	0.99	times	0.94	times
20	CASH TO CURRENT LIABILITIES	58.72%		52.74%
	CASH FLOW
21	CASH FLOW FROM NET INCOME TO NET SALES	14.05%		12.63%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	11.17%		15.55%
23	CASH GENERATED BY (USED IN) OPERATING ACTIVITIES TO INTEREST EXPENSE	7.02	times	6.95	times
24	EXTERNAL FINANCING TO CASH GENERATED BY (USED ON) FINANCING ACTIVITIES	107.47%		89.43%
25	INTERNAL FINANCING TO CASH GENERATED BY (USED ON) FINANCING ACTIVITIES	(7.47)%		10.57%
26	ACQUISITION OF PROPERTY, PLANTA AND EQUIPMENT TO CASH GENERATED BY (USED IN) INVESTING ACTIVITIES	92.77%		62.14%

(**)	LAST TWELVE MONTHS INFORMATION

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2004

PER SHARE DATA
CONSOLIDATED FINANCIAL STATEMENTS

REF
D	CONCEPTS	3rd QUARTER 2004		3rd QUARTER 2003
1	BASIC EARNINGS PER COMMON SHARE (**)	6.93		4.77
2	BASIC EARNINGS PER PREFERENT SHARE (**)	—		—
3	DILUTED EARNINGS PER COMMON SHARE (**)	—		—
4	EARNINGS PER COMMON SHARE FROM CONTINUING OPERATIONS (**)	6.93		4.75
5	EFFECT OF DISCONTINUED OPERATIONS ON EARNINGS PER COMMON SHARE (**)	—		0.02
6	EFFECT OF EXTRAORDINARY ITEMS ON EARNINGS PER COMMON SHARE (**)	—		—
7	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES ON EARNINGS PER COMMON SHARE (**)	—		—
8	BOOK VALUE PER SHARE	31.38		25.63
9	ACCUMULATED CASH DIVIDEND PER COMMON SHARE	1.05		0.82
10	DIVIDEND IN SHARES PER COMMON SHARE	—	shares	—	shares
11	MARKET PRICE TO BOOK VALUE	2.44	times	1.49	times
12	MARKET PRICE TO BASIC EARNINGS PER COMMON SHARE (**)	11.04	times	7.99	times
13	MARKET PRICE TO BASIC EARNINGS PER PREFERENT SHARE (**)	—	times	—	times

(**)	LAST TWELVE MONTHS INFORMATION

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2004

CHIEF EXECUTIVE OFFICER REPORT

ANNEX 1

Grupo Elektra Announces EBITDA Record of Ps. 939 Million for 3Q04, Up 13% YoY

— Revenues of Ps. 6.1 Billion for 3Q04, up 22% YoY—

— Net Income of Ps. 471 million for 3Q04 was 49% Higher
Than Net Income of Ps. 317 million in 3Q03 —

— Banco Azteca ´s Gross Credit Portfolio Grew 30% QoQ to Ps. 9.3 Billion and Customer Deposits Increased 21% QoQ to Ps. 15.2 Billion —

— Net Debt for the Retail Division Declined 44% YoY —

Highlights

Grupo Elektra’s consolidated EBITDA reached Ps. 938.9 million in 3Q04, a 12.9% YoY increase from Ps. 831.6 million in 3Q03, and a record for a third quarter. Gross Profit for the quarter grew 22.1% YoY to Ps. 2.7 billion.

Revenues increased 22.2% YoY from Ps. 5.0 billion in 3Q03 to Ps. 6.1 billion in 3Q04 due to the outstanding operations of Banco Azteca and the good performance of all our store formats.

Merchandise sales for 3Q04 rose 11.7% YoY to Ps. 4.0 billion from Ps. 3.5 billion in 3Q03. This performance reflects the positive results from our new and relocated stores, a better merchandise supply, an expanded offering which includes higher-ticket items and the extension of consumer credit terms to finance them, a more aggressive door-to-door selling operation, and the continuation of our competitive pricing and promotions strategies.

Banco Azteca ´s gross credit portfolio grew 29.6% QoQ to Ps. 9.3 billion from Ps. 7.2 billion in 2Q04. Our portfolio continues to be totally funded by our customer deposits of Ps. 15.2 billion in 3Q04, up 20.8% QoQ from Ps. 12.5 billion in 2Q04.

Net debt for the retail division declined 43.9% YoY to Ps. 609.7 million in 3Q04 from Ps. 1.1 billion in 3Q03.

On October 13, Grupo Elektra received a temporary banking license from the Superintendence of Banks of the Republic of Panama and it has 90 days to apply for the General Banking License.

Financial Highlights:

Mexico City, October 26, 2004 – Grupo Elektra S.A. de C.V. (NYSE: EKT, BMV: ELEKTRA*), Latin America’s leading specialty retailer, consumer finance and banking services company, reported today its financial results for the third quarter of 2004.

Javier Sarro, CEO of Grupo Elektra said, “As part of our successful financial strategy, we are now focusing our strong financial position in our expansion. To date, we have opened 68 new stores and relocated other 30 stores. Besides opening more stores, we continue to redefine formats and merchandise offerings to enhance the shopping and banking experiences for our clients.”

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2004

CHIEF EXECUTIVE OFFICER REPORT

ANNEX 1

“After almost two years in operation, we have increased our presence through 873 branches in Grupo Elektra’s stores, 412 booths in other retailers, and 16 independent branches,” said Carlos Septién, CEO of Banco Azteca. “The competitive advantages that have made us a profitable and efficient bank include the offering of an array of different financial products and services, efficient collection systems, highly-trained employees at our bank branches, and cutting-edge information systems.”

Rodrigo Pliego, Grupo Elektra’s Chief Financial Officer, commented “Our results clearly demonstrate our efforts over the past months to improve the profitability of the Company and we have started to see encouraging improvements in our operating leverage. This boosted our EBITDA to a record level for a third quarter.”

As a remainder, since the fourth quarter of 2003, we started to present the results of Banco Azteca, Afore Azteca and now Seguros Azteca under the consolidation method. All figures and discussions detailed in this press release result from the application of this accounting method, which provides a clearer overview of Grupo Elektra. To make these figures totally comparable to those from prior periods which did not use the consolidation method, we have reformulated those periods under the same accounting method, in accordance to the concepts established in Bulletins A-7 and B-8 of the Generally Accepted Accounting Principles (Principios de Contabilidad Generalmente Aceptados) regarding the comparability and consolidation of figures in financial statements.

3Q04 Financial Highlights

Consolidated Revenues

Total consolidated revenues increased 22.2% YoY from Ps. 5.0 billion in 3Q03 to Ps. 6.1 billion in 3Q04, the highest level reached in a third quarter. This result is explained by a robust 93.2% increase YoY in financial revenues from Banco Azteca, from Ps. 875.8 million in 3Q03 to Ps. 1.7 billion in 3Q04, the continued good performance in merchandise sales which grew 11.7% YoY, from Ps. 3.5 billion in 3Q03 to Ps. 4.0 billion in 3Q04, and from a 18.3% YoY growth in money transfer revenues, from Ps. 196.8 million in 3Q03 to Ps. 232.8 million in 3Q04.

The rise in Banco Azteca ´s financial income is largely due to its competitive advantage which relies on making consumer credit and personal loans available in our stores as well as extending the weekly payment terms on high-ticket items offered in the stores.

Meanwhile, growth in merchandise sales was a consequence of the good performance across all our store formats, as revenue from Elektra, Bodega de Remates, and Salinas y Rocha increased YoY by 11.8%, 10.5% and 9.1%, respectively. In turn this was due to the positive results from our new and relocated stores, the addition of higher-ticket merchandise not previously offered in our stores, our competitive pricing and promotions strategies, an improved efficiency of the supply chain, our successful compensation plan for all our employees at the store level, and a more aggressive door-to-door selling operation.

Lastly, other income includes Milenia, our extended warranties services, revenues from our new business units (Afore Azteca and Seguros Azteca), and accrued mark-up from our Latin American operations. In this revenue line, the 55.7% YoY decline is explained by the high base of comparison from the remaining outstanding balance of our credit operations granted before October 30, 2002, recorded on 3Q03.

Gross Profit

Total gross profit experienced a 22.1% YoY increase, from Ps. 2.2 billion to Ps. 2.7 billion in 3Q04, as gross margin remained

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2004

CHIEF EXECUTIVE OFFICER REPORT

ANNEX 1

basically flat YoY, falling 10 basis points from 45.1% in 3Q03 to 45.0% in 3Q04. Gross margin from our merchandise sales decreased 250 basis points YoY from 29.5% to 27.0% in 3Q04. This reflects our aggressive competitive pricing strategy, promotions and campaigns. However, this decrease was offset by the positive results of Banco Azteca which rely on making consumer credit granting easier and extending the weekly terms to finance higher-ticket items.

EBITDA and Operating Profit

Selling, General and Administrative Expenses increased 27.1% YoY, from Ps. 1.4 billion in 3Q03 to Ps. 1.8 billion in 3Q04. The increase continues to be mainly as a result of the hiring and training of new employees for our newer business units, the door-to-door selling and credit line pre-approval program, the administration of our new distribution centers, and for expenses related to our new and relocated stores. For instance, we hire new store employees 13 weeks before opening a store as we train them through our door-to-door selling program to get them familiarized with our operations before actually sending them to the stores. This is also reflected in the 28.1% YoY increase in headcount, from 20,220 employees at the end of 3Q03 to 25,909 employees in 3Q04.

However, despite the increase in operating expenses, consolidated EBITDA for the 3Q04 was a record for a third quarter as it grew 12.9% YoY, from Ps. 831.6 million in the 3Q03 to Ps. 938.9 million in the 3Q04, benefiting from the outstanding growth in consolidated revenues and the increase in the consolidated gross profit.

Operating income increased by 16.1% YoY as depreciation and amortization expenses increased 7.6% YoY. This increase is mainly due to the increase in consolidated fixed assets of Grupo Elektra.

Comprehensive Cost of Financing

Comprehensive cost of financing for 3Q04 was Ps. 107.5 million, 29.9% lower when compared to the Ps. 153.4 million in 3Q03. The difference in the cost of financing is explained by:

At the retail level:

-A Ps. 29.7 million decrease in interest income.

-A Ps. 4.2 million decrease in interest expense, largely due to the early redemption of all of our outstanding 12% US$ 275 million Senior Notes due in 2008.
-An increase in FX gains of Ps. 78.0 million from 3Q03 to 3Q04.
-A Ps. 6.6 million decrease in monetary gains from 3Q03 to 3Q04.

Net Income

Our solid operating performance, coupled with the above mentioned decrease in the comprehensive cost of financing, as well as a Ps. 17.8 million gain from our equity participation in Comunicaciones Avanzadas, led to a net income of Ps. 470.9 million in 3Q04, 48.5% higher when compared to a Ps. 317.2 million net income during 3Q03.

Retail Division Highlights

During the third quarter we operated 28 new stores under the brand name Elektricity. This new store format targets higher income segments of the population not previously catered by Grupo Elektra. This is done through the offering of state-of-the-art electronics

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2004

CHIEF EXECUTIVE OFFICER REPORT

ANNEX 1

and mobile communication products and services such as plasma, LCD, and projection TV ´s, video cameras, home theater sets, portable DVD players, PDA ´s and MP3 players, among other. Elektricity also offers these customers other brands not currently offered in our other store formats.

Furthermore, our Latin American operations (Guatemala, Honduras and Peru) continue showing an outstanding performance. This is reflected in the results obtained from the implementation of our successful and proven strategies, such as our compensation policies for our employees and our expense control initiatives. During the 3Q04, revenues and gross profits in this geographical region registered YoY increases of 51.0% and 44.7%, respectively.

Some of other highlights in the Retail Division include:

Money Transfer Business Line. During the 3Q04, both of our electronic money transfer services continued to experience a positive momentum, coupled with our strong advertising in television and promotional campaigns inside our stores. Revenues from our agency relationship with Western Union, our electronic money transfer business from the United States to Mexico, increased 11.6% YoY to Ps. 135.5 million in the 3Q04 from Ps. 121.5 million in the 3Q03. Despite lower commissions that have resulted from increased competition in this market, we still believe this is an attractive market given the strong growth in remittances as reported by Banco de Mexico. Revenues were boosted by a 26.1% growth in the number of transfers and by 44.3% growth in the amount transferred.

Dinero Express, our intra-Mexico electronic money transfer business, continues showing an excellent performance due to the implementation of new campaigns during the quarter, for instance: “Free Transfers”, “Double Payments” and Dinero Express ´ “Magnetic Card”. All of these resulted in an increase in revenues of 29.2% YoY to Ps. 97.3 million in the 3Q04 from Ps. 75.3 million in the 3Q03. Also during the quarter, we transferred the equivalent of Ps. 1.7 billion through 1.4 million transactions, representing YoY increases of 79.8% and 48.2%, respectively.

Telephones (Wireless Products and Services) Business Line. During the 3Q04, we gradually stopped selling products and services from Telcel as we came to an agreement to unwind the existing business relationship. However, we will continue selling and promoting three out of the four main cellular company’s products and services in Mexico within our stores: Iusacell, Telefonica-MoviStar and Unefon. Revenues in this business line increased 29.7% YoY, from Ps. 235.2 million in 3Q03 to Ps. 305.1 million in 3Q04. Included in this line, the sale of air time continues to show an outstanding growth as more and more operations are executed on the spot, outside the cashier, reducing the waiting time in lines. Additionally, we have worked on broadening our inside-store strategies by launching different exclusive promotions and advertising campaigns for the air time sale of the three mobile brands currently promoted in our stores.

Banco Azteca

Banco Azteca continues registering outstanding results and is still the fastest growing bank in Mexico. In addition, Banco Azteca has created competitive advantages for Grupo Elektra such as the synergies created with our other two financial business units, Afore Azteca and Seguros Azteca. Finally, Banco Azteca provides quality financial products and services to an increased number of Mexicans who trust us and choose our banking and financial products and services for their needs through 1,301 bank branches.

For 3Q04, Banco Azteca reported net income of Ps. 80.3 million, 62.6% higher when compared to the net income of Ps. 49.4 million recorded in 3Q03. This result comes from the interest income generated from the high volume of consumer loans granted at the bank branches inside our stores and bank modules in other retailers.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2004

CHIEF EXECUTIVE OFFICER REPORT

ANNEX 1

Temporary Banking License in the Republic of Panama

On October 13, 2004, Grupo Elektra received a temporary banking license from the Superintendence of Banks of the Republic of Panama. This is part of our efforts to replicate our successful business strategy implemented in Mexico which combines retailing with financial services. The temporary banking license granted, gives Grupo Elektra through Banco Azteca (Panama), S.C. 90 days to inform and to register in the Public Registry of that country its application for a General Banking License.

Credimax Consumo (Consumer Loans) and Credimax Efectivo (Personal Cash Loans) Combined Credit Portfolio.

Credimax Consumo and Credimax Efectivo are the two main financing products offered to our clients by Banco Azteca as they account for 75.3% of our total performing loan portfolio. However, despite the enormous success of these products, especially Credimax Efectivo, we are extremely cautious in granting other types of loans, as we have implemented a strict control of the risks associated in any type of loan being pilot-tested such as used car loans and mortgages. In addition, in our efforts to continue expanding our own brand for consumer loans (Credimax Consumo), Banco Azteca ´s booths in other retailers increased from 84 desks at the end of 3Q03 to 412 desks at the end of 3Q04. We continue pilot-testing this special brand branch in other retailers which should allow us to continue expanding our client base.

At the end of 3Q04, we had a total of 3.351 million active accounts, representing a 3.8% increase from the 3.228 million accounts in 2Q04 and a 26.1% increase over the same period of last year. The gross loan portfolio increased 29.6%, reaching Ps. 9.3 billion from Ps. 7.2 billion at the end of 2Q04. Year over year, the gross credit portfolio grew 102.8% from Ps. 4.6 billion in 3Q03. The average term of the combined credit portfolio at the end of the 3Q04, was 54 weeks, representing an increase of four weeks when compared to 3Q03 and an increase of one week when compared to 2Q04. Personal loans represented 22.6% of the total consumer portfolio at the end of 3Q04, showing a 670 basis points increase when compared to 15.9% at the end of 2Q04. The collection rate of Banco Azteca continues at the same excellent historic level that defines Grupo Elektra’s standard, 98% approximately as of September 30, 2004.

Guardadito (Savings Accounts) and Inversión Azteca (Term Deposits).

Net deposits increased 20.8% QoQ, from Ps. 12.5 billion in 2Q04 to Ps. 15.2 billion in 3Q04, and more than two times the net deposits of 3Q03. Over the quarter, the total number of accounts rose by approximately 435,000 to 4.735 million.

As of September 30, 2004, the estimated capitalization index of Banco Azteca was 10.8%, compared to 11.0% as of June 30, 2004, and to 10.8% as of September 30, 2003. Please recall that the law in Mexico sets 8.0% as the minimum capitalization index requirement.

For the 3Q04, the average funding cost of Banco Azteca was 3.5%, flat when compared to the average funding mix registered in 2Q04, and 10 basis points below the cost reported in 3Q03. The result of the funding cost is explained by the growth of other saving products such as Guardadito and debit card in the same proportion as Inversión Azteca.

Afore Azteca

Starting on 4Q03, Afore Azteca ´s financial results were consolidated with Grupo Elektra’s financial statements, and for a fourth consecutive time, our pension management company registered a positive net income of Ps. 18.0 million for 3Q04 from a net income of Ps. 5.0 million in the previous quarter. As of September 30, 2004, Siefore Azteca reached Ps. 1.2 billion in net assets under manage-

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2004

CHIEF EXECUTIVE OFFICER REPORT

ANNEX 1

ment, a 38.0% increase over the previous quarter, and yielded a 7.23% return in the 3Q04, 135 basis points above the average rate of the industry of 5.88%.

The number of affiliates reached 56,000 and the number of assignees was 641,000, both as of September 30, 2004.

Seguros Azteca

During 3Q04, Seguros Azteca began to operate in all our store formats throughout Mexico as it began to offer its products in the Bodega de Remates stores.

Seguros Azteca recorded for the second quarter on a row a net income of Ps. 7.0 million, flat when compared to a net income of Ps. 7.1 million from the previous quarter. Total issued premiums through Banco Azteca ´s branches grew almost three times QoQ to Ps. 98.7 million in 3Q04 from Ps. 34.4 million in 2Q04.

During the quarter, Vidamax, a life insurance policy, offered for an extra Ps. 3, Ps. 5 or Ps. 10 per week, to all our clients who are granted a consumer loan from Banco Azteca, began to be offered on the Credimax Efectivo product, also for the same extra amounts. Seguros Azteca continues pilot-testing other insurance products according to the products and services offered by Banco Azteca.

Financial Condition (Consolidated Balance Sheet)

To continue maintaining clarity in our consolidated balance sheet, following we discuss certain items included on a separated basis.

Total cash and cash equivalents rose to Ps. 11.6 billion in 3Q04 from Ps. 5.5 billion in 3Q03, comprised of Ps. 3.2 billion from the retail division and Ps. 8.4 billion from Banco Azteca. The retail division cash and equivalents registered a decrease of 1.3% YoY when compared to 3Q03. Cash and equivalents from Banco Azteca increased almost 4 times by Ps. 6.2 billion over the same period a year ago.

Banco Azteca ´s gross credit portfolio increased 31.8% QoQ to Ps. 9.3 billion in 3Q04 from Ps. 7.1 billion at the end of 2Q04. The 50.1% YoY decrease in the retail division’s customer accounts receivables from Ps. 802.5 million to Ps. 400.1 million has been compensated by the expansion of Banco Azteca ´s credit portfolio. Please recall that the transfer of our credit operations in Mexico to Banco Azteca explains this trend, and that we continue to maintain our credit operations of Latin America under the retail division.

At the end of 3Q04, total debt with cost at the retail division was Ps. 3.7 billion, 12.1% lower when compared to Ps. 4.3 billion at the end of 3Q03, and 2.8% lower when compared to Ps. 3.9 billion of 2Q04. Net debt at the retail division decreased 43.9% YoY, from Ps. 1,087.4 million in 3Q03 to Ps. 609.7 million in 3Q04.

Total net deposits for Banco Azteca continued showing an outstanding success with a 22.9% QoQ increase to Ps. 15.2 billion at the end of 3Q04, from Ps. 12.3 billion at the end of 2Q04. Year-over-year, deposits increased almost 2.5 times from Ps. 6.1 billion in 3Q03.

Consolidated equity grew 19.5% YoY, from Ps. 6.2 billion in 3Q03 to Ps. 7.4 billion in 3Q04, largely as a result of the 48.5% YoY increase in net income.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2004

CHIEF EXECUTIVE OFFICER REPORT

ANNEX 1

We invite you to visit our award-winning corporate website at www.grupoelektra.com.mx

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect Grupo Elektra are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

As used in this press release, EBITDA is operating income (loss) before interest expense, taxes, depreciation and amortization, and adjusted by eliminating monetary (loss) gain included in our revenues and cost, respectively. In accordance with Regulation G, issued by the U.S. Securities and Exchange Commission, reconciliation between net income and EBITDA is provided in the notes provided in our financial statements. EBITDA is presented because of the following reasons:

Our management uses EBITDA as a measure of performance business allowing us to compare ourselves with our peers’ multiples, ratios and margins derived from EBITDA. It also serves to evaluate and compensate certain employees.

We believe EBITDA is one of the tools that we can use to measure our cash-flow generation, because it excludes some non-cash items as monetary gains or losses, depreciation and amortization, etc.

EBITDA is also a measure contained in certain financial covenants of our debt, and consequently we are required to calculate it in order to verify compliance with such covenants.

We are aware that EBITDA has material limitations associated with its use, (i.e., EBITDA, as defined by us, excludes items such as Discontinued operations, and includes the Allowance for doubtful accounts, which contains or does not contain, respectively, portions of cash). However, our management compensates these material limitations with the use of our consolidated financial statements and its notes.

We believe that EBITDA is used by certain investors as one measure of a company’s historical ability to service its debt.

EBITDA should not be considered in isolation or as a substitute for the consolidated income statements or the consolidated statements of changes in financial position prepared in accordance with Mexican GAAP (PCGA) or as a measure of profitability or liquidity. EBITDA is not (a) a measure determined under PCGA or U.S. GAAP, (b) an alternative to PCGA or U.S. GAAP operating income (loss) or net income (loss), (c) a measure of liquidity or cash flows as determined under PCGA or U.S. GAAP or (d) a measure provided in order to smooth earnings. EBITDA does not represent discretionary funds. EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2004

NOTES TO THE FINANCIAL STATEMENTS

ANNEX 2

NOTE 1 — COMPANY OPERATIONS:

The main activity of Grupo Elektra, S. A. de C. V. (“Grupo Elektra”) and its subsidiaries (the Company) is the sale of consumer electronics, major appliances, household furniture, telephones and computers, through a chain of 873 stores in Mexico and 74 in Guatemala, Peru and Honduras. The Company operates three store formats: Elektra, Salinas y Rocha and Bodega de Remates.

Additionally, the Company offers a series of financial products and services, the most important of which are granting of personal and consumer loans, receiving deposits and savings and investment accountants, as well as money transfer services from the United States to Mexico and within Mexico.

On July 18, 2003, Grupo Elektra acquired in US$2.8 million (Ps32,017) all the outstanding shares of CIGNA Seguros, S. A., which was renamed Seguros Azteca, S. A. de C. V. (Seguros Azteca), and will offer life, accident and health insurance to the Company’s customers. The purchase did not include any insurance portfolio or any liabilities. Grupo Elektra received the approval from the Ministry of Finance and Public Credit (MFPC) to operate Seguros Azteca in October 2003.

In March 2003, Grupo Elektra received from the Retirement Savings System National Commission the approval to operate a Retirement Fund Manager named Afore Azteca, S. A. de C. V. (Afore Azteca), which began operations in July 2003. At September 30, 2004 the assets and liabilities of Afore Azteca were not significant.

Prior to BAZ had started operations, the subsidiary Elektrafin Comercial, S. A. de C. V. (Elektrafin) granted financing to the Company’s customers to acquire merchandise at the Elektra and Salinas y Rocha stores. In December 2003 Elektrafin was merged with and into Elektra.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The financial statements of BAZ, included in the accompanying consolidated financial statements, have been prepared in accordance with the accounting rules and practices issued by the Commission which, in the case of BAZ, are the same as the Generally Accepted Accounting Principles in Mexico (Mexican GAAP).

Following is a summary of the significant accounting policies, including the concepts, methods and criteria related to the recognition of the effects of inflation on the financial statements:

a. Recognition of the effects of inflation

The consolidated financial statements and the notes thereto have been prepared in conformity with Mexican GAAP and are expressed in constant pesos of purchasing power as of September 30, 2004, in accordance with the following policies:

Inventory and cost of sales are restated by the replacement cost method.

Property, furniture, equipment, investment in stores, minority investments in shares, goodwill and the components of stockholders’ equity are restated by applying factors derived from the National Consumer Price Index (NCPI).

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2004

NOTES TO THE FINANCIAL STATEMENTS

ANNEX 2

The gain on net monetary position represents the effect of inflation, as measured by the NCPI, on the monthly net monetary liabilities and assets during the year, restated to pesos of purchasing power as of the end of the most recent period.

The loss from holding nonmonetary assets represents the amount by which nonmonetary assets have increased less than the inflation rate measured in terms of the NCPI, and is included in stockholders’ equity under the caption “loss from holding nonmonetary assets”.

The NCPI used to recognize the effects of inflation in the financial statements was 110.602 and 105.257 as of September 30, 2004 and 2003, respectively.

b. Principles of consolidation

The consolidated financial statements include the accounts of the Company and all of its majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

c. Marketable securities

The Company considers all highly liquid investments with original maturities of less than three months to be cash equivalents.

The marketable securities of BAZ are represented by securities to negotiate, which are initially recorded at acquisition cost plus interest earned computed by the straight line method and recorded in the statement of income on the same basis.

Securities to negotiate are expressed at their net realizable value, taking into account their estimated market value, determined on the basis of price vectors processed and published by an expert authorized by the Commission.

The other marketable securities of Elektra and Grupo Elektra are represented by highly liquid debt and equity securities, bonds and government securities denominated in pesos and U.S. dollars.

d. Loan portfolio

The loan portfolio is represented by the amounts effectively granted to the customers plus interest earned on a straight-line basis not collected and less interest received in advance and the allowance for doubtful accounts.

Credits are considered past due for the unamortized balance, when no interest or installment payments have been received within the following terms:

- Credits with one single payment of principal and interest at maturity, 30 days past due.

- Credits with one single payment of principal and periodic interest payments, 90 or more days past due interest payment, or 30 or more days past due principal.

- Credits with partial payments of principal and interest, 90 days or more past due.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2004

NOTES TO THE FINANCIAL STATEMENTS

ANNEX 2

- Revolving credits, after two consecutive monthly billing periods, or 60 or more days past due.

e. Allowance for doubtful accounts

BAZ applies the methodology issued by the Commission and the MFPC to determine the allowance for doubtful accounts for each type of credit. Such methodology mainly consist on separate the loan portfolio in accordance with the number of interest past due payments and, based on this, apply a percentage to determine the related allowance.

The Company has recorded additional reserves, based on Elektrafin’s historical experience, that represents the Company’s best estimate of losses derived from accounts receivable. The computation of these additional reserves was realized following the methodology utilized by Elektrafin before BAZ started operations, which consisted of increasing the allowance by an amount equal to five percent applied to the cash price of the merchandise sold, plus the mark-up less the down payment, if any.

f. Inventories and cost of sales

Inventories and cost of sales are originally determined by the average cost method and are restated as mentioned in Note 2a. Amounts of inventories so determined do not exceed current market value.

g. Property, furniture, equipment and investment in stores

Property, furniture and equipment are expressed at acquisition cost and are restated as explained in Note 2a. Investment in stores represents major improvements necessary for the opening of stores, and is restated as mentioned in Note 2a.

Depreciation is calculated by the straight-line method, based on the estimated useful lives and the values of the Company’s fixed assets. Amortization of investment in stores is calculated by the straight-line method over periods no longer than five years.

h. Investments in shares

The investment in CASA is accounted for by the equity method. The equity in the results of CASA is shown net of the amortization of the related goodwill, in the consolidated statements of income.

Other investments in non-marketable equity securities in which the Company’s interest is less than 10% are stated originally at cost, and restated as mentioned in Note 2a.

i. Goodwill

The excess of cost over the book value of the shares of subsidiaries and equity investees acquired (goodwill) are amortized over twenty years and are restated as mentioned in Note 2a.

j. Deposits

The liabilities of BAZ for this concept are comprised by deposits, which are represented by savings and investment accounts.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2004

NOTES TO THE FINANCIAL STATEMENTS

ANNEX 2

These liabilities are recorded at cost plus interest earned at the end of each month, which are recorded in the results of the year on a straight-line basis.

k. Income tax and employees’ statutory profit sharing

The Company recognizes the effects of deferred taxes by applying the income tax rate to all differences between book and tax values of assets and liabilities and for tax loss carryforwards and asset tax carryforwards that have a high probability of realization.

Deferred employees’ statutory profit sharing is determined considering the non recurring temporary differences between the income before taxes and the income determined under de income tax law.

l. Labor obligations

Seniority premiums to which employees are entitled upon termination of employment after 15 years of service, as well as benefits from the noncontributory retirement plans established by the Company’s subsidiaries for their employees, are recognized as expenses of the years in which the services are rendered, based on actuarial studies.

Plan benefits are primarily based on employees’ years of service, which the Company estimates to be an average of 25 years, and on remuneration at retirement.

Other severance compensation to which employees may be entitled in the event of dismissal or death, in accordance with the Mexican Federal Labor Law, is charged to income in the year in which it becomes payable.

m. Impairment of long-lived assets

The Company periodically evaluates the carrying value of its long-lived assets and intangible assets, including goodwill on the basis if the future cash flows of its two cash generating units (commercial and credit). If the book value of the assets is higher than the discounted value, an impairment is recognized. This procedure is in accordance with Statement C-15 “Impairment of Long-lived Assets and their Disposal”, issued by the Mexican Institute of Public Accountants in March 2003. At September 30, 2004, no event has been identified that would indicate an impairment of the value of material long-lived assets recorded in the accompanying consolidated financial statements.

n. Transactions in foreign currencies and translation of foreign operations

Transactions in foreign currencies are recorded at the rates of exchange prevailing on the dates they are entered into. Assets and liabilities denominated in these currencies are stated at the Mexican peso equivalents resulting from applying the year-end rates. Exchange differences arising from fluctuations in the exchange rates between the dates on which transactions are entered into and those on which they are settled, or the balance sheet dates, are charged or credited to income.

The assets and liabilities (monetary and nonmonetary), as well as the income and expenses, of the subsidiaries in Guatemala, Honduras and Peru are restated by applying inflation factors of the respective country and subsequently are translated at the exchange rate in effect on the balance sheet date.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2004

NOTES TO THE FINANCIAL STATEMENTS

ANNEX 2

o. Earnings per share

Earnings per share is computed, by dividing the consolidated net income by the weighted average number of shares. The effect of stock options granted to the Company’s employees on earnings per share did not have a material effect on the calculation of diluted earnings per share.

p. Derivative financial instruments

The transactions with derivative financial instruments are recognized on the balance sheet as assets or liabilities at its fair value at end of the each year.

Any resulting gain or loss is recorded in paid-in capital because these transactions are carried out with the Company’s own shares. Interest expense on the transactions, as well as dividends pertaining to these shares, are recorded in the results of the year in which they accrue.

The valuation of interest rate future transactions at the end of the year entered by BAZ are shown in the balance sheet net of primary position whose risk are being covered.

q. Comprehensive income

Comprehensive income includes the net income of the year plus any items which, according to other statements, are required to be recorded directly in stockholders’ equity, and are not capital contributions, reductions or disbursements.

r. Revenue recognition

The Company recognizes revenue on the accrual basis when goods are delivered to customers.

Interest and installment sales mark-up are credited to income on the straight-line basis over the life of the respective installment contracts, however the interest recognition are stopped in the case of credits past due. For the interest earned on a straight-line basis not collected of the credits past due are created an allowance for that amount. Revenues from penalty interest are recorded as collected.

Revenues from money transfer services represent the commissions paid by Western Union to Elektra arising from money transfers collected in Elektra and SyR stores plus a share of foreign exchange gain, as well as commissions paid by Elektra’s customers for money transfers within Mexico. Both types of commissions are recorded as services are provided.

Revenues from extended warranty services are recorded as deferred income on the date the corresponding warranty certificates are sold, and are credited to income using the straight-line method over the terms of the extended warranties (from two to five years).

s. Presentation of revenues and costs

In order to allow for better matching of revenues with the costs needed to produce them, revenues include income resulting

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2004

NOTES TO THE FINANCIAL STATEMENTS

ANNEX 2

from the sale of merchandise and accrued mark-up, stated interest and penalty interest, less the monetary loss on receivables.

Costs includes the cost of merchandise sold, the allowance for doubtful accounts and the cost of financing the installment sales program, less the monetary gain on financing of receivables.

(*) In January 1996, Elektra entered into a ten-year Exclusive Services Agreement with Western Union for the transfer of money from the United States to Mexico, under which Elektra will receive US$14.2 million annually over ten years. For this purpose, Western Union deposited US$142 million into an escrow account, which in turn invested this amount by purchasing 2% of the shares of three consolidated subsidiaries of Grupo Elektra. Each year, the escrow sells a portion of the shares equivalent to US$14.2 million, which are paid annually to Elektra for the exclusive services.

t. Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

u. Reclassifications

Certain prior period amounts have been reclassified in order to conform to the current presentation.

v. Reconciliation between net income and EBITDA

	3Q04	3Q03	2004	2003
Reported net income	470.9	317.2	1,224.5	760.5

Add (subtract) the following items:
Minority interest	0.1	0.0	(0.3)	1.6
Equity in (income) loss of affiliated companies	(17.8)	18.0	(17.2)	3.0
Tax provision	105.1	85.2	293.3	232.0
Comprehensive financing cost	107.5	153.4	487.3	686.1
Depreciation and amortization	274.0	254.7	759.6	805.8
Monetary loss recorded on revenues	—	3.4	—	33.6
Monetary gain recorded on cost	(1.0)	(0.3)	(2.0)	(18.6)

	468.0	514.4	1,520.7	1,743.5

EBITDA	938.9	831.6	2,745.2	2,504.0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2004

BREAKDOWN OF INVESTMENT IN SHARES
(Thousands of Mexican Pesos)
ANNEX 3

					TOTAL AMOUNT
NAME OF THE		MAIN	NUMBER	% OF	Acquisition	Current
COMPANY		ACTIVITIES	OF SHARES	OWNWERSHIP	Cost	Value
ASSOCIATED COMPANIES
1	COMUNICACIONES AVANZADAS, S.A. DE C.V.	HOLDING COMPANY	371,853	35.84	260,538	560,760
2	TV AZTECA, S.A. DE C.V.	HOLDING COMPANY	7,522,716	0.40	7,523	59,285
3	PROTEINAS POPULARES, S.A. DE C.V.	FOOD PRODUCTS	27,264,000	49.00	7,406	57,038
4	GRUPO EMPRESARIAL ELEKTRA, S.A. DE C.V.	HOLDING COMPANY	499	0.01	50	46,061
5	GRUPO COTSA, S.A. DE C.V.	HOLDING COMPANY	1,923,129	0.63	4,162	105
6	EMPRESAS TURISTICAS INTEGRADAS, S.A. DE C.V.	COMMERCIAL SERVICES	60,843,896	100.00	60,844	37,007
7	SOLUCIONES EMPRESARIALES DE NEGOCIOS, S.A. DE C.V.	COMMISSION AND MERCANTIL SERVICES	49,800	99.60	99,138	101,134
8	OTHER COMPANIES	TWENTY	943	—	18,216	89,857

TOTAL INVESTMENT IN ASSOCIATED COMPANIES					457,877	951,247

OTHER PERMANENT INVESTMENTS						—

TOTAL						951,247

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2004

BANK DEBT BREAKDOWN
(Thousands of Mexican Pesos)
ANNEX 5

			Denominated in Pesos		Amortization of credits in foreign crrency with foreign institutions
Credit Type /	Amortization	Interest	Until	More than	Current	Until	Until	Until	Until	Until
Institution	Date	Rate	1 year	1 year	Year	1 year	2 years	3 years	4 years	5 years
UNSECURED DEBT
BANCO DE MEXICO, S.A.	5/30/2009	8.29		1,665,498

TOTAL			—	1,665,498	—	—	—	—	—	—

STOCK MARKET DEBT
STOCK MARKET CERTIFICATES	3/2/2005	10.30	400,000
STOCK MARKET CERTIFICATES	5/19/2005	10.00	600,000
NACIONAL FINANCIERA, S.N.C.	3/19/2012	10.84		2,600,000
ACCRUED INTEREST			141,814

TOTAL			1,141,814	2,600,000	—	—	—	—	—	—

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2004

CREDITS BREAKDOWN
ANNEX 5

			Denominated in Pesos		Amortization of credits in foreign currency with foreign institutions
Credit Type /	Amortization	Interest	Until	More than	Current	Until	Until	Until	Until	Until
Institution	Date	Rate	1 year	1 year	Year	1 year	2 years	3 years	4 years	5 years
SUPPLIERS
FACTORING			869,419
SONY DE MEXICO, S.A. DE C.V.			296,818
MABE MEXICO, S. DE R.L. DE C.V.			263,885
L.G. ELECTRONICS MEXICO, S.A. DE C.V.			191,582
WHIRLPOOL MEXICO, S.A. DE C.V.			158,673
PANASONIC DE MEXICO, S.A. DE C.V.			156,568
DAEWOO ELECTRONICS CORP.			123,659
OTHER			125,356			694
SAMSUNG ELECTRONICS MEXICO			113,359
RADIOMOVIL DIPSA, S.A. DE C.V.			69,310
PHILIPS MEXICANA, S.A. DE C.V.			67,586
BRIGHTSTAR DE MEXICO S.A. DE C.V.			59,603
HEWLETT PACKARD MEXICO, S.A. DE C.V.			55,933
NOKIA MEXICO, S.A. DE C.V.			33,907
SOLUCIONES INTELIG MERCADO MOVIL			21,804
GRUPO COMERCIAL GOMO S.A. DE C.V.			18,977
CELLSTAR MEXICO, S.A. DE C.V.			17,205
FASTEL, S.A. DE C.V.			16,199
SOJITZ MEXICANA, S.A. DE C.V.			15,327
AVATAR TECHNOLOGY INC.			12,640
SPRING AIR MEXICO S.A. DE C.V.			10,963
KOBLENZ ELECTRICA, S.A. DE C.V.			10,963
BICICLO, S.A. DE C.V.			10,519
WSA DISTRIBUTING DE MEXICO			10,103
IMPCO, S. DE R.L. DE C.V.			10,000
PROGRESSIVE TELECOM MEXICO			9,596
BICICLETAS MERCURIO, S.A. DE C.V.			9,138
INDUSTRIAS MAN DE MEXICO			8,540
FUJIFILM DE MEXICO, S.A. DE C.V.			8,070
CARRIER MEXICO, S.A. DE C.V.			7,466
TEXTILES FERVIK, S.A. DE C.V.			7,374
DISTRIBUIDORA DE PRODUCTOS SINGER			6,846
INDUSTRIAS LENNOX DE MEXICO			6,375
ELECTRA ESTRELLA DE ORO			6,103
MAGISTRONI, S.A.. DE C.V.			5,925
OLIVETTI MEXICANA, S.A.			5,718
SUNBEAM MEXICANA, S.A. DE C.V.			5,521
MAYTAG COMERCIAL, S. DE R.L. DE C.V.			5,464
INDUSTRIAS DK, S.A. DE C.V.			5,331
COMERCIALIZADORA THOMSON			5,241
GRUPO KUCHEN MEISTER			4,546
DISTRIB BICICLETAS BENOTTO			4,115
LATIN AMERICA						100,956
GILAT SATELLITE						5,357

TOTAL SUPPLIERS			2,851,727	—	—	107,007	—	—	—	—

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2004

CREDITS BREAKDOWN
ANNEX 5

			Denominated in Pesos		Amortization of credits in foreign currency with foreign institutions
Credit Type /	Amortization	Interest	Until	More than	Current	Until	Until	Until	Until	Until
Institution	Date	Rate	1 year	1 year	Year	1 year	2 years	3 years	4 years	5 years
OTHER LIABILITIES
OTHER			15,526,849			113,002

OTHER CURRENT LIABILITIES AND OTHER CREDITS			15,526,849	—	—	113,002	—	—	—	—

			19,520,390	4,265,498	—	220,009	—	—	—	—

NOTES:
THE EXCHANGE RATES PER USD USED WERE:
MEXICAN PESOS	11.38
LEMPIRAS	18.72
QUETZALES	7.92
SOLES	3.34

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2004

MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Mexican Pesos)
ANNEX 6

	U.S. DOLLARS		OTHER CURRENCIES		TOTAL
	Thousands	Thousands	Thousands	Thousands	THOUSANDS
FOREIGN MONETARY POSITION	of U.S. Dollars	of Pesos	of U.S. Dollars	of Pesos	OF PESOS
TOTAL ASSETS	183,188	2,084,680	31,791	361,778	2,446,458
TOTAL LIABILITIES	4,876	55,488	14,457	164,521	220,009
SHORT-TERM LIABILITIES	4,876	55,488	14,457	164,521	220,009
LONG-TERM LIABILITIES	—	—	—	—	—

NET BALANCE	178,312	2,029,192	17,334	197,257	2,226,449

NOTES:
THE EXCHANGE RATES PER USD USED WERE:
MEXICAN PESOS	11.38
LEMPIRAS	18.72
QUETZALES	7.92
SOLES	3.34

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2004

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION
(Thousands of Mexican Pesos)
ANNEX 7

	MONETARY	MONETARY	MONETARY	MONTHLY	GAIN
MONTH	ASSETS	LIABILITIES	POSITION	INFLATION	(LOSS)
JANUARY	5,485,879	6,987,598	1,501,719	0.62	9,333
FEBRUARY	5,438,941	6,752,227	1,313,286	0.60	7,856
MARCH	6,971,492	7,855,247	883,755	0.34	2,995
APRIL	5,810,470	8,255,250	2,444,780	0.15	3,689
MAY	5,929,182	8,780,806	2,851,624	(0.25)	(7,153)
JUNE	5,972,802	7,781,914	1,809,112	0.16	2,900
JULY	5,814,718	6,766,266	951,548	0.26	2,494
AUGUST	5,837,853	6,618,015	780,162	0.62	4,816
SEPTEMBER	5,537,739	6,172,286	634,547	0.60	3,806
RESTATEMENT			—		412
CAPITALIZATION			—		—
FOREIGN CORP.			—		—
OTHER			—		—

TOTAL					31,148

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2004

BONDS AND MEDIUM TERM NOTES LISTED IN STOCK MARKET

ANNEX 8

FINANCIAL LIMITATIONS IN ACCORDANCE WITH INDENTURES

NOT APPLICABLE

CURRENT SITUATION OF FINANCIAL LIMITATIONS

NOT APPLICABLE

BONDS AND/OR MEDIUM-TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2004

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION %

NOT APPLICABLE

NOTES:
THIS NOTE DOES NOT APPLY BECAUSE THE COMPANY DOES NOT HAVE ANY PLANTS OR PRODUCTION FACILITIES, AND ITS ACTIVITIY IS PERFORMED THROUGH ITS MORE THAN 900 BRANCHES (MOST OF THEM ARE LEASED), LOCATED THROUGHOUT MEXICO, CENTRAL AND SOUTH AMERICA.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2004

MAIN RAW MATERIALS

ANNEX 10

DOMESTIC	MAIN SUPPLIERS	IMPORTED	MAIN SUPPLIERS	DOMESTIC	COST OF PRODUCTION (%)

NOT APPLICABLE

NOTES:

THIS NOTE DOES NOT APPLY BECAUSE THE COMPANY ONLY COMMERCIALIZES FINISHED GOODS AND DOES NOT HAVE ANY PRODUCTION PROCESS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2004

SALES DISTRIBUTION BY PRODUCT
DOMESTIC SALES
ANNEX 11

MAIN	TOTAL PRODUCTION		NET SALES		MARKET	MAIN
PRODUCTS	VOLUME	AMOUNT	VOLUME	AMOUNT	SHARE (%)	TRADEMARKS	COSTUMERS
MARK-UP			—	3,644,097
VIDEO			1,556	2,880,525
AUDIO			709	1,306,530
REFRIGERATORS			375	1,193,067
WASHERS AND DRYERS			395	1,060,784
TELEPHONES			1,049	935,157
STOVES AND GRILLS			489	822,877
INTEREST INCOME INVESTMENTS			—	639,086
MATTRESSES			435	516,635
LIVING ROOM FURNITURE			110	476,588
COMPUTERS			139	428,801
OTHER			—	428,139
DINING ROOM FURNITURE			215	425,825
AIR CONDITONERS			288	309,808
BEDS AND BUNK BEDS			217	302,174
MONEY TRANSFERS			—	274,463
BYCICLES			237	244,533
SMALL APPLIANCES			703	167,004
EXTENDED WARRANTIES			—	124,146
SEWING MACHINES			69	96,914
ENTERTAINMENT GAMES			52	75,863
PHOTO DEVELOPING			654	40,085
BEDROOM FURNITURE			7	25,956
TABLES			30	24,130
DINING SETS			7	20,690
KITCHENS			1	8,328
CUPBOARDS			26	7,367
BOOKCASES			4	6,491
TYPEWRITING MACHINES			3	2,291
CHAIRS			2	1,899
BOX SPRING			10	1,850
BIPERS			3	1,351
VACUUM CLEANERS			1	394
KITCHEN BELLS			1	386
WARDROBES			1	255

TOTAL				16,494,489

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2004

SALES DISTRIBUTION BY PRODUCT
FOREIGN SALES
ANNEX 11

MAIN	TOTAL PRODUCTION		NET SALES			MAIN
PRODUCTS	VOLUME	AMOUNT	VOLUME	AMOUNT	DESTINATION	TRADEMARKS	COSTUMERS
OTHER SALES				1,083,283	LATIN AMERICA
MONEY TRANSFERS				370,158	UNITED STATES
PENALTY INTEREST				18,256	LATIN AMERICA
EXTENDED WARRANTIES				4,056	LATIN AMERICA

TOTAL				1,475,753

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2004

ANALYSIS OF CAPITAL STOCK

FEATURES OF THE COMMON SHARES

			NUMBER OF SHARES				CAPITAL STOCK
	FACE	CURRENT	FIXED	VARIABLE		FREE	(Thousands of Pesos)
SERIES	VALUE	COUPON	PORTION	PORTION	MEXICAN	SUBSCRIPTION	FIXED	VARIABLE
ONLY	2.30500	—	234,971,240		78,222,947	156,748,293	541,562

TOTAL			234,971,240	—	78,222,947	156,748,293	541,562	—

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK AT THE DATE OF REPORTING :

234,971,240

SHARES PROPORTION BY:

CPOSs:
UNITS:
ADRs:
GDRs:
ADSs:
GDSs:

REPURCHASED OWN SHARES

	NUMBER	AVERAGE COST	MARKET PRICE
SERIES	OF SHARES	OF REPURCHASE	AT END OF QUARTER
ONLY	10,199,240	61.33000	76.48000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2004

PROJECTS INFORMATION

ANNEX 13

NOT APPLICABLE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2004

TRANSACTIONS IN FOREIGN CURRENCY AND TRANSLATION OF FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES
Information related to Statement B-15
ANNEX 14

NOT APPLICABLE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2004

DECLARATION OF THE DIRECTORS OF THE COMPANY RESPONSIBLE FOR THE INFORMATION

We declare under oath that we state the truth that, between our respective functions, we prepare the relative information of the issuer found in this present quarterly financial information report that, between our loyal knowledge and understanding, reflects on a reasonable manner its situation. In the same manner, we state that we do not have any knowledge of relevant information being omitted or stated wrongfully in the present quarterly financial information report or that the same report contains false information that that could mislead investors.

LIC. JAVIER SARRO CORTINA CHIEF EXECUTIVE OFFICER	ING. RODRIGO PLIEGO ABRAHAM CHIEF FINANCIAL OFFICER

MEXICO CITY AT OCTOBER 26, 2004